Exhibit 99.1

SKF And Aker Kvaerner Sign Partnership for Condition Based Maintenance in Oil and Gas Industry

GOTEBORG, Sweden--(BUSINESS WIRE)--June 11, 2007--SKF (NASDAQ:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) and Aker Kvaerner have established a partnership for Condition Based Maintenance (CBM) for the offshore and onshore oil and gas industry.

Condition Based Maintenance reduces plant downtime, increases equipment reliability and reduces maintenance by means of optimized maintenance and inspection programs, real time monitoring systems and competence.

The agreement integrates the broad Aker Kvaerner competence in engineering, planning and maintenance with SKF expertise related to rotating equipment, bearing and lubrication technologies, condition monitoring, integration and analysis. The initial focus will be on customers and installations in the North Sea and onshore in Norway, with plans to expand internationally.

Aker Kvaerner is a leading provider of maintenance, modification and operations services in the North Sea, and has established a unique competence through long term contracts with the operating companies in the Norwegian Continental Shelf. The company currently serves customers in Norway, UK, Canada and USA. SKF's contribution to the partnership is its unique competence with rotating machinery, built on 100 years of solution development. SKF provides proven Condition Based Maintenance solutions within all industrial segments globally, with a proven record of reduced cost and improved profitability for its customers.

SKF is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics, services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training. (www.skf.com) SKF is headquartered in Goteborg, Sweden, and has some 100 manufacturing sites and a network with 15 000 distributor locations all over the world.

AKER KVAERNER ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner comprises several industries, including Oil & Gas, Refining & Chemicals, Mining & Metals and Power Generation. The Aker Kvaerner group is organised in a number of separate legal entities. Aker Kvaerner is used as the common brand/trademark for most of these entities. The parent company in the group is Aker Kvaerner ASA. Aker Kvaerner has aggregated annual revenues of approximately NOK 50 billion and employs approximately 23 000 people in about 30 countries. Aker Kvaerner is part of the Aker Group (www.akerasa.com), a leading multi-industry powerhouse with more than 55 000 employees and NOK 80 billion revenues. Aker owns 40.1 percent of Aker Kvaerner, and the group is also a major European shipbuilder and a significant participant in the fisheries industry.

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CONTACT: SKF
SKF Group Communication
Lars G Malmer
Tel. +46 (0)31 337 1541
Mobile: +46 (0)705-371541
Lars.G.Malmer@skf.com
or
SKF Investor Relations
Marita Bjork,
Tel: +46 (0)31 337 1994
Mobile: +46 (0)705-181994
marita.bjork@skf.com
or
Aker Kvaerner ASA.
Senior Vice President Communications
Torbjorn S. Andersen
Tel: +47 67 51 30 36
Mobile: +47 928 85 542
or
Vice President Business Development
Bjorn Oistein Bergseth
Tel. +47 51 89 75 74
Mobile. +47 900 23 626